                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                AMENDMENT NO. 9
                               (Final Amendment)
                                       TO
                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 23)

                               AST RESEARCH, INC.
                           (Name of Subject Company)

                         SAMSUNG ELECTRONICS CO., LTD.
                                    (Bidder)

                    Common Stock, par value $0.01 per share
                       (including the Associated Rights)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                              Jae Chang Lee, Esq.
                         Samsung Electronics Co., Ltd.
                             Samsung Main Building
                        250, 2-Ka, Taepyung-Ro, Chung-Ku
                              Seoul, Korea 100-742
                               011-82-2-727-7100
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   COPIES TO:

            Thomas D. Magill, Esq.                  Henry Lesser, Esq.
         Gibson, Dunn & Crutcher LLP               Irell & Manella LLP
        Jamboree Center, 4 Park Plaza      333 South Hope Street, Suite 3300
          Irvine, California  92614           Los Angeles, California  90071
               (714) 451-3800                        (213) 620-1555
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     This Amendment No. 9, the final amendment, to the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") dated April 21, 1997 and Amendment No. 23 to the Schedule 13D dated March 6, 1995, as amended, of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), amends and supplements the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of AST Research, Inc., a Delaware corporation (the "Company") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the Seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.

Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended and supplemented by addition of the following information thereto:

     At 5:00 p.m., New York City time, on Friday, August 8, 1997, the Offer expired. A total of 28,448,356 Shares (or approximately 90% of the issued and outstanding Shares not already owned by Purchaser and its affiliates) were purchased pursuant to the Offer. The Purchaser has paid for all such shares at the Offer Price of $5.40 per Share, in cash, net to the tendering stockholder.

Item 10.  ADDITIONAL INFORMATION

     Item 10(f) is hereby amended and supplemented by addition of the following information thereto:

     On August 11, 1997 the merger of Sub with and into the Company, pursuant to the short-form merger provisions of the Delaware General Corporation Law, was completed and the Company thereby became a wholly owned subsidiary of Purchaser. In the merger, Shares not previously purchased by Purchaser or its affiliates were converted into the right to receive $5.40 per Share in cash.
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SAMSUNG ELECTRONICS CO., LTD.

                              By:   /s/ Jae Chang Lee
                                    -----------------
                              Name:   Jae Chang Lee
                              Title:  Director/General Legal Counsel

Dated:  August 15, 1997